Sol Strategies Purchases 24,374 SOL,
Increases Total SOL Holdings by CAD $7.3
Million to 214,342 SOL

Toronto, Ontario--(Newsfile Corp. - February 10, 2025) - Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company") is a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, has made additional strategic purchases of SOL as part of its ongoing growth initiatives.

Between January 31, 2025 and February 7, 2025, the Company completed the purchase of an additional 24,374 new SOL for approximately CAD $7,278,994 (USD $5,053,303), at an average price of CAD $298.64 per SOL (USD $207.33), inclusive of fees and expenses.

As of February 7, 2025, Sol Strategies and its subsidiaries held an aggregate of approximately 214,342 SOL, acquired at a total purchase price of approximately CAD $55.6 million (USD $39.5 million) with an average purchase price of approximately CAD $259.37 per SOL (USD $184.36), inclusive of fees and expenses, with a value of CAD $58.9 million (USD $41.2 million) based on the closing price of USD $192.2 per SOL on February 7, 2025.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the company's future investing plans and staking plans. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

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https://www.newsfilecorp.com/release/240237